FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY, OPERATOR OF THE GABRIELLA LICENSE, ANNOUNCES RECEIPT OF $2M FUNDS FROM MODIIN FOR WORK PROGRAM

Toronto, Ontario, June 23, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that Modiin Energy Limited Partnership (“MELP”) and Modiin Energy General Partners (“MEGP”) (collectively “Modiin”) have effected payment of US$2 Million to Adira’s wholly owned subsidiary Adira Energy Israel Ltd. (“Adira Israel”) as part of the initial funding of Adira’s Gabriella offshore license, pursuant to the farm in agreement, as announced in the Press Release dated January 26, 2010. Adira is the designated operator on the Gabriella license.

The US$2m is comprised of $1,648,000 attributable to Modiin’s 70% participation obligation and $352,000 attributable to Adira’s 15% free carry. This money will be allocated to reinterpretation of existing 2D seismic; preparation of report on block potential; and part of the 3D seismic acquisition program (the “Approved Work Budget”). Prior to commencement of the 3D seismic program, a further capital call will be made upon the partners.

As per the agreement, Modiin is obliged to fund both, its portion (US$5.6m) and Adira’s portion (US$1.2m) of the US$8m Approved Work Budget. Brownstone Ventures Inc. will fund the remaining US$1.2m as 15% participating interest holder.

The conditions, as stipulated in the Press Release of January 26, were fulfilled, giving effect to the transaction, terms of which include the following:

Modiin will pay Adira a combined royalty of 4.5% on the total wellhead revenue produced until such time as costs are recovered, and thereafter such royalty will be increased to 10.5% .

Modiin will pay Adira a monthly advisory fee of US$12,500 as well as 3.75% (half) of the 7.5% operator fee which MEGP is entitled to receive from MELP in terms of the management agreement between the two. This payment is for a period of 24 months following which such fee will increase to 4.25% of the operator fee.

Adira has an option to re-acquire 15% of the Modiin farm-in rights from MELP at cost, within six months of a discovery being made.

Ilan Diamond, CEO of Adira Energy Ltd. stated today: “Adira has achieved a further milestone as we have received part funding to commence the work program on Gabriella. This will include the completion of the reprocessing of old 2D data, and preparation of the report on the hydrocarbon potential of the block. Once the report is complete, we will intend to sign a contract to acquire 300-400 sq km of 3D data. We aim to acquire 3D data on our 3 offshore blocks (Gabriella, Yitzhak and Samuel) before the end of 2010”.

Adira Energy Ltd. 30 St. Clair Avenue West, Suite 901, Toronto, Ontario., M4V 3A1, Canada, Tel: +1.416.250.1955, Fax: +1.416.250.6330

About Modiin Energy

MELP is an Israeli listed limited partnership managed by MEGP which is controlled in equal shares by Tzahi Sultan and I.D.B Investments through a company called Noya Investments. Tzahi Sultan is the executive Chairman of Clal Finance Underwriting (“CFU”). CFU is the leading underwriter and investment banker in Israel with 50% of the total market. In 2009 CFU raised over 30 Billion Shekels (84bn $US).

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses, collectively covering an aggregate total of approximately 350,000 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashqelon and Bat-Yam. In addition the company has an agreement to farm in to 70% the Notera license adjacent to the company’s Eitan license.

For more information contact:

Canada	Israel

Alan Friedman	Ilan Diamond
Executive VP, Corp. Development	Chief Executive Officer
Adira Energy Ltd.	Adira Energy Ltd.
contact@adiraenergy.com	ilan@adiraenergy.com
+1 416 250 1955	+ 972 50 991 8555

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Adira Energy Ltd. 30 St. Clair Avenue West, Suite 901, Toronto, Ontario., M4V 3A1, Canada, Tel: +1.416.250.1955, Fax: +1.416.250.6330